

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

Mr. Thomas E. Mills
President, Chief Executive Officer,
 Chief Financial Officer, and
 Principal Accounting Officer
AMP Productions, Ltd.
1440-3044 Bloor Street West
Toronto, Ontario
Canada M8X 2Y8

> **Re:     AMP Productions, Ltd.**
> **Form 10-K for the Year Ended March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 000-51824**

Dear Mr. Mills:

       We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2010

Item 13.  Certain Relationships and Related Transactions

1. We note your response to prior comments 7 and 8.  It does not appear that Instruction 4.a to Item 404(a) of Regulation S-K is applicable to the transactions you describe in your response.  Please provide your analysis why the transactions with your sole director should not be disclosed in response to Item 404(a) and (d).  In your response, explain the nature of, total amount of, and reasons for the disbursements made on your behalf by your sole director and the provisions for reimbursement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-3217 if you have questions regarding comments on legal matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief